F/m FUNDS TRUST

August 10, 2021

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	F/m Funds Trust (the “Trust”)

File Nos. 811-22691; 333-180717

Response to Comments on Post-Effective Amendment No. 21

Ladies and Gentlemen:

Mr. Ed Bartz of the staff of the Securities and Exchange Commission recently contacted us to provide comments on Post-Effective Amendment No. 21 to the Trust’s Registration Statement (the “Registration Statement”), which was filed for the purpose of registering the Large Cap Focused Fund (the “Fund”) as a new series. The following are the comments provided and the Trust’s response to each.

PROSPECTUS

1. The first paragraph (stated below) in the Risk/Return Summary section should be moved to an Item 9 disclosure and the name of the predecessor Trust in the paragraph should be changed from “M360 Funds Trust” to “M3Sixty Funds Trust.”

The Fund is newly organized and the successor to the F/m Investments Large Cap Focused Fund, a series of M360 Funds Trust (the “Predecessor Fund”), resulting from a reorganization of the Predecessor Fund with and into the Fund, which is anticipated to occur on or about [October 28], 2021. The Fund has a substantially similar investment objective, strategies and policies as the Predecessor Fund.

RESPONSE: The paragraph has been moved to the section “Additional Information about the Fund’s “Investment Objectives, Investment Strategies and Related Risks” and the spelling of the predecessor Trust has been corrected.

2. State supplementally when the N-14 will be filed.

RESPONSE: We expect to file the N-14 on or about August 10, 2021.

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3. Confirm that shares of the Fund will not be sold until shareholders approve the proposed reorganization.

RESPONSE: We confirm that shares of the Fund will not be sold until shareholders of the Fund approve the proposed reorganization.

4. In the footnote to the fee table for the Fund, confirm the contractual agreement to reduce the fees and expenses of the Fund will be in effect for at least one year from the effective date of the Registration Statement.

RESPONSE: We confirm the contractual agreement to reduce the fees and expenses of the Fund will be in effect for at least one year from the effective date of the Registration Statement.

5. Provide a copy of the Expense Limitation Agreement in the 485(b) filing.

RESPONSE: The Expense Limitation Agreement will be filed as an exhibit to the Part C of the Trust’s 485(b) filing.

6. State whether investments in emerging market countries are a principal investment strategy of the Fund. If so, please add disclosure on emerging market investments and their principal risks.

RESPONSE: Investments in emerging market countries are not a principal investment strategy of the Fund, so no additional disclosure has been added.

7. In the first paragraph of the principal investment strategy section, please add a sentence stating the capitalization range of the S&P 500 Index as of June 30 2021.

RESPONSE: The following sentence has been addended to the first paragraph of the principal strategy section “The market capitalization of the companies in the S&P 500 Index ranged from $4 billion to $2.3 trillion as of June 30, 2021.”

8. Revise the 80% Investment Policy of the Fund to correspond with its name. Explain what is meant by “Focused” in the Fund’s name.

RESPONSE: The disclosure has been revised as follows:

The Fund will invest at least 80% of its net assets in securities of large capitalization companies. The Fund considers large capitalization companies to include those that have a market capitalization, at the time of investment, comparable to the securities held in the S&P 500® Index. As of June 30, 2021, the S&P 500® Index includes U.S. companies with a median market capitalization of $30.46 billion. The market capitalization of the companies in the S&P 500 Index ranged from $4 billion to $2.3 trillion as of June 30, 2021. In purchasing securities for the Fund, the Adviser will focus on companies that exhibit accelerating growth in earnings and revenue.

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9. Disclose in the Principal Investment Strategy section that the Fund has a significant amount of investments in stocks situated in the technology sector.

RESPONSE: We have added the following setnences to the first paragraph of the Principal Investment Strategies section.

At times, the Fund may emphasize investment in a particular industry or sector. As of June 30, 2021, the Fund had approximately ___ of its net assets invested in stocks within the tchnology sector.

10. In the first paragraph (stated below) of the Non-Principal Risks section, please include a non-principal strategy to corresponse with this disclosure.

The Fund may invest in other types of securities and use a variety of investment techniques and strategies which are not described in this prospectus. These securities and techniques may subject the Fund to additional risks. Please review the Statement of Additional Information (the “SAI’) for more information about the additional types of securities in which the Fund may invest and their associated risks.

RESPONSE: We have revised this disclosure as follows:

Please review the Statement of Additional Information for more information about the additional non-principal types of securities in which the Fund may invest and their associated risks.

STATEMENT OF ADDITIONAL INFORMATION

11. In the discussion of the Fund’s investments in underlying funds or ETFs in the Investment Restritions section, change the word “may” to “will” in the second sentence.

The Fund may invest in underlying funds or ETFs that may concentrate their assets in one or more industries. The Fund may consider the investments of the underlying funds and ETFs in which it invests in determining compliance with this fundamental restriction.

RESPONSE. We have made the requested change.

12. In the discussion of the Fund’s investments in illiquid securities in the Investment Restritions section, change the word “total” to “net” in the following sentence,

In addition, the Fund will not purchase any illiquid security, including any securities whose disposition is restricted under federal securities laws and securities that are not readily marketable, if, as a result, more than 15% of the Fund’s total assets (based on then-current value) would then be invested in such securities.

RESPONSE: We have made the requested change.

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Thank you for your comments. Please contact me at (513) 587-3437 if you have any questions.

Very truly yours,

/s/ Betsy Santen

Betsy Santen

Assistant Secretary

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